Exhibit 1
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FOR IMMEDIATE RELEASE                                               26 July 2007


                              WPP GROUP PLC ("WPP")

               Ogilvy Healthworld acquires Pharmax in South Korea

WPP announces that its wholly-owned operating company Ogilvy Healthworld has agreed to acquire, subject to regulatory approvals, a 70% stake in Pharmax Research & Consulting Co., Ltd ("Pharmax"), a leading medical communications, research and consulting, and conventions agency in South Korea.

Founded in 1997, Pharmax is based in Seoul and employs 66 people. Clients include Boehringer Ingelheim, GlaxoSmithKline, Merck Sharp & Dohme, Pfizer and Sanofi-Aventis.

Pharmax's unaudited revenues for the year ended 30 June 2006 were KRW 1,423 million, with gross assets at the same date of KRW 945 million.

This investment continues WPP's strategy of developing its networks in fast growing markets and sectors.


Contact:
Feona McEwan, WPP                                          T +44 (0)20 7408 2204
www.wpp.com
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